FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2024

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Partial Correction to the Notice of Convocation of the 148th Ordinary General Meeting of Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 10, 2024	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

June 10, 2024

Dear Shareholders

Christophe Weber
President and Representative Director
Takeda Pharmaceutical Company Limited
1-1, Doshomachi 4-chome
Chuo-ku, Osaka

Partial Correction to the Notice of Convocation of the 148th Ordinary General Meeting of Shareholders

Takeda Pharmaceutical Company Limited (the “Company”) hereby reports that there is a part to be corrected in the Notice of Convocation of the 148th Ordinary General Meeting of Shareholders (the “Notice”) and that the Company therefore decided to make corrections to the said part as described herein below.

1. Correction part:
The numbers of Company ADS to be provided to Mr. Christophe Weber and Dr. Andrew Plump, which are described in the Second Proposal (pages 8 and 9) in the “Reference Document for the General Meeting of Shareholders” of the Notice

2. Contents of the correction:
(Underlined sections indicate changes)
Mr. Christophe Weber:

Before correction
Number of Company ADS to be provided 211,756 shares
↓

After correction
Number of Company ADS to be provided 211,810 shares

Dr. Andrew Plump:

Before correction
Number of Company ADS to be provided 739,162 shares
↓

After correction
Number of Company ADS to be provided 739,658 shares

[End of document]